# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prairie Operating Co., CIK 0001162896
CUSIP: 739650109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 55 WAUGH DRIVE, SUITE 400, HOUSTON, Texas (TX), 77007
Date of event which requires filing of this statement: 06/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002144450

## Reporting persons
- PSM Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,392,740; shared voting power 0; sole dispositive power 8,392,740; shared dispositive power 0; aggregate amount beneficially owned 8,392,740 (8.6% of the class)
  Comment: (1) PSM Holdings, LLC, a Delaware limited liability company ("PSM Holdings"), owns 8,392,740 shares of common stock, $0.01 par value per share ("Common Stock"), of Prairie Operating Co. (the "Issuer") at August 3, 2026.
  
  (2) The percentage is the Reporting Person's best calculation using the 97,732,173 shares of Common Stock outstanding as of May 12, 2026 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on May 14, 2026).

## Item 1. Issuer
Name of issuer: Prairie Operating Co.
Address of issuer's principal executive offices: 55 WAUGH DRIVE, SUITE 400, HOUSTON, TEXAS, 77007.

## Item 2. Person Filing
Name of person filing: PSM Holdings LLC
Address of principal business office or, if none, residence: 5901 SW 74th Street, Suite 400 Miami, FL 33143
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,392,740
Percent of class: 8.6%
Sole power to vote or to direct the vote: 8,392,740
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,392,740
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement is being deemed to be beneficially owned by Mr. Edgar Anthony Martinez, the Managing Director and ultimate beneficial owner of the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PSM Holdings LLC: /s/ Edgar A. Martinez, Edgar A. Martinez, Managing Director (08/04/2026)